

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2025

Ryan Melsert
Chief Executive Officer
American Battery Technology Co.
100 Washington Street, Suite 100
Reno, NV 89503

> **Re: American Battery Technology Co.**
> **Registration Statement on Form S-1**
> **Response dated January 16, 2025**
> **File No. 333-283807**

Dear Ryan Melsert:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.

Response dated January 16, 2025

General

1.   We note your response to prior comment 3 and reissue in part. Please expand your disclosure as to the relationship or lack thereof between the Company and High Trail Entities. For example, please detail whether any of the High Trail Entities are an affiliate of the Company, or if any of the Company's executive officers or directors have a relationship with the High Trail Entities.

Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Amy Bowler